Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated October 4, 2018

Relating to Preliminary Prospectus Supplement dated September 20, 2018

To Prospectus dated September 10, 2018

Registration Nos. 333-227164 and 333-222171

Azure Power Announces Pricing of Public Offering of 14,800,000

Equity Shares

New Delhi, October 5, 2018: Azure Power Global Limited (“Azure Power” or the “Company”) (NYSE: AZRE) announced today that it has priced its underwritten public offering of 14,800,000 equity shares (the “Offering”) at a public offering price of $12.50 per equity share. As part of this Offering, the Company has granted the underwriters a 30-day option to purchase up to an additional 1,200,000 equity shares at the public offering price, less underwriting discounts and commissions.

The Company’s shareholders, CDPQ Infrastructure Asia Pte Ltd., IFC GIF Investment Company I and International Finance Corporation, have each indicated its intention to purchase up to approximately $100 million, $40 million, and $10 million, respectively, of the equity shares in the Offering at the public offering price. Indications of interest are not binding agreements or commitments to purchase; therefore, CDPQ Infrastructure Asia Pte Ltd., IFC GIF Investment Company I and International Finance Corporation may each determine to purchase a smaller amount or not to purchase any equity shares in the Offering.

The Offering is expected to close on October 10, 2018, subject to customary closing conditions.

Azure Power’s equity shares are listed on the New York Stock Exchange under the symbol “AZRE.” Credit Suisse Securities (USA) LLC, Barclays Capital Inc. and HSBC Securities (USA) Inc. are acting as joint lead book-running managers. SG Americas Securities, LLC is acting as a book runner. JMP Securities LLC, Roth Capital Partners and Janney Montgomery Scott, LLC are acting as co-managers for the Offering.

A registration statement on Form F-3 was previously filed with the U.S. Securities and Exchange Commission (“SEC”) and has been declared effective. A prospectus supplement and the accompanying base prospectus describing the terms of the Offering have been filed with the SEC. When available, the final prospectus supplement for the Offering will be filed with the SEC. The Offering is being made only by means of the prospectus supplement and the accompanying base prospectus. Before you invest, you should read the prospectus supplement and the accompanying base prospectus and other documents that the Company has filed with the SEC for more complete information about the Company and the Offering. You may obtain these documents free of charge by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, a copy of the prospectus supplement and the accompanying base prospectus may be obtained from Credit Suisse Securities (USA) LLC, Attention: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, telephone: 1-800-221-1037, or e-mail: newyork.prospectus@credit-suisse.com; Barclays Capital Inc., Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-888-603-5847, or email: Barclaysprospectus@broadridge.com; and HSBC Securities (USA) Inc., Attention: Prospectus Department, 452 Fifth Avenue, New York, NY 10018, telephone: 1-877-429-7459, or e-mail: ny.equity.syndicate@us.hsbc.com.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This press release contains information about the pending Offering of the Company’s equity shares, and there can be no assurance that the Offering will be completed.

About Azure Power

Azure Power (NYSE: AZRE) is an independent solar power producer with a pan-Indian portfolio. With its in-house engineering, procurement and construction expertise and advanced in-house operations and maintenance capability, Azure Power provides low-cost and reliable solar power solutions to customers throughout India. It has developed, constructed and operated solar projects of varying sizes, from utility scale to rooftop, since its inception in 2008.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. The risks and uncertainties that could cause the Company’s results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company has filed with the SEC from time to time. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

Nathan Judge, CFA

ir@azurepower.com

Investor Relations, Azure Power

Media Contact

Samitla Subba

pr@azurepower.com

+91-11- 4940 9854

Marketing, Azure Power